

# CALCULATED SEQUELS
*2022 Report*

## *Dear investors,*

We don't believe in a zero-sum game when it comes to the film industry. If we win, and if our investor-partners win, this is not just good for us, it's good for our partners and friends in the industry, including the major studios, and other equity crowdfunding companies doing similar things, including our friends at Legion M and others. There is plenty of room in the current marketplace for many more movies and streaming series with stories that not only thrills us but also speaks to the deepest part of our existence -- beautiful, good, true stories that move us deep inside, and get us moving outside toward becoming the best version of ourselves. We make movies that move you. Our investor-fans have done much more than supported us financially...they have joined a family...a movement. This is no longer about any single person or company, this is about uniting together as one to see the world made a better place through movies and shows that lift us up, and light the way. If we go alone, we will stumble in the dark, but if we go as One, we will change the world. If this is the direction you are going, stay tuned for more from OneDoor Studios as We Go One.

### We need your help!

Now that our Reg A is qualified and live on our website (www.OneDoorStudios.com) investor-partners can invest more and share the live offering with friends and family! Not only that, but every week we put out interactive video updates for all our investor-partners where they can help us as we develop each product's script, attach director and cast, and build our network of global partners in distribution, brand-tie-ins, publishing, merchandise, and various other ancillary areas that increase the Calculated franchise brand as a whole. If you have missed out on these updates, you are missing out of participating in the fun! We are a family. The partners at OneDoor Studios believe that movies are not just made...they're calculated. Together!

*Sincerely,*

*John J. Lee, Jr.*
Executive Chairman

*Stephen Wollwerth*
CCO

*Jason Brents*
Founder | President | Producer

## Our Mission

We want to see the Calculated franchise become one of the next global YA motion picture breakouts like the HUNGER GAMES and DIVERGENT franchises. We aim to see each of its major motion pictures hit blockbuster levels in global box office earnings, inspiring a subsequent streaming series. These objectives are forward looking, cannot be guaranteed, and may never be realized.

See our full profile

## How did we do this year?



### Report Card

**A-**

#### The Good

Updating our legal and technological backend for the new Reg A platform boost it to top-in-industry investment standards.

Ann Peacock's writing of Calculated's script along with her interest in writing Simulated's added tremendous value to Sequels.

The successful raise of nearly $1M from nearly 600 faithful investor-partners launched Calculated Sequels like a rocket.

#### The Bad

Our legal and technological preparation for our Regulation A+ offering and platform took many months longer than anticipated.

The marketing industry continues to prove difficult and expensive after Apple stopped sharing information with Facebook.

We could not take investment during the extra months it took waiting to qualify our Reg A after having closed our WeFunder.

## 2022 At a Glance

January 1 to December 31



**$0**
Revenue



**-$720,655**
Net Loss



IOU!

**$240,977**
Short Term Debt



**$942,461**
Raised in 2022



**$229,885**
Cash on Hand
As of 04/17/23

## We ❤ Our 899 Investors

### Thank You For Believing In Us

Frank Kotlarsic
James Morris
Lourdes Martinez
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William Chou
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Gary and Leila Nelson
Brian Grimes
Boniface, IZEJI
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Florence F Akande
Chris Johnson
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Shari Johnson
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Lorena Gonzalez
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Gordon R Andrews Jr
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Lakeith Lee
Gary and Leila Nelson
Jack Valentine
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Kathy Link
Ronnie L Watkins
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William Malkames
Jeffery Peters
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Apostle Victor A. Bessong
John Wesley Vanaman
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Randy N Wood
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Chakrapani Innamuri
Mike Will
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Tim Sipma
Donald A Foor Jr
Wanda Sheffield
Thomas W O'Reilly
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Patrick Kirby Russell
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D. Neil
Anthony Malaki Foua
Ross Cooper
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Patrick Cavanaugh
Richard Burton
Patrick Cavanaugh
Brian Grimes
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Sharon Dickson

Hamish Webb
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R Michael Critchfield
Terri O'Reilly
Patrick Cavanaugh
William F. Coleman, III
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Danny Mathis
Jeanette Williams
Josh Hunter
Dr Caroline Ludia
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Florence F Akande
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Tammy La Soya
Margaret Brown
Charles Russell
William E Sims Jr
Andre Harrell

Gebi Tufaa
Darlene Jones
Andre Harrell
Keith Moore
Julie Boen Evans
Scott Paul Guilfoyle
Leanne Douglas
Julie Gauze
Clinton Noel Foster, SR
Denilson Ardon
Marjorie Dunbar
Kenneth Stewart, D.O.
Cheryl L. Badgett
Charles Russell
Ace Irvinski
Christine Speedy
Cody Heisinger
Kathy Link
Jessica Hutson
Jack Valentine
D. Neil
La Rond Johnson
Ace Irvinski

Cassie Greutman
Sanjay Ramchandani
Kenneth Drylie Sr.
Derrik Oates
John Korsah
David Jones
Joseph P. Stottmann
Chris Johnson
David Harper
Gary Lorenzo George
Mike Kuettner
Johnny Linebarger
Reynaldo Jope
Daniel Luna
Christopher Torri
Shaunya Boddie
William E Sims Jr
Warren Sander
Meredith Webb
Richard Burton
Randy R Osborn
Ross Cooper
Phillip Hogan Jr

Jessica Hutson
Randy N Wood
Anthony Malaki Foua
Christopher Torri
Walter Orzolick
Victor Gardner
Victor Triplett
Meredith Webb
Gwendolyn Sanders
John Wesley Vanaman
Andre Harrell
Christopher Powell
Gwendolyn Sanders
David Uher
La Rond Johnson
Travis Rolf
Jonathan Block
Tobias Føyn Føyen
Jeff Frank
Willie Okpoyo
Susan Chiffy
Thesia Terese Westmorel...
Brian Schweitzer
Rebecca Linton
Larry Parker
Janice Holloway
Nina Rossetti
Zorina Alliata
Janice Holloway
Venicia Wilson
Love Cureton
Crystal Klingelsmith
Lucan Reyes
Adam Cain
Christina M Smith
John Harty Brandenburg
Gary Ostrander
Crystal Klingelsmith
Kelley Bee
Kelley Bee
Alberta J Hightower
David Wilson
Oliver Ray Reed
Lucas Lee
Christine Bakker
Austin McDaniel
Michael C BAZAREWSKY
Ryan Knight
Jason Empie
Diane Hiroko Kurosawa
Joel Swedlund
Soon Chye Ng
Ingrid Privette
Peter Maio
Hector Tijerino
Mario M Teel Jr.
Rebecca Carew
Jim Monsour
Patrick Smith
David Morley
Joshua Borg
David Martinelli
Catherine Gaspard
Alison Fistonich
Eric Johnson
Lucille Faciane
Laura Blair
Robert Bonsall
David Long
Gratien YEHOUN
Kevin Welch
Kimberly Zimmerman
Miguel Mas
Cynthia Hummel
Alvin Smallwood
Prosper Jeanphilippe
Walter R Bartram
George Lofgren
Anita Wilson
Joseph B Pierre
Susan Parker
Khalid Al-Sulaiti
Cynthia Hummel
Herman Hartman
Cynthia Brinkman
Elizabeth W
Susan Lasky
Angela B
Katrina Sandeen
Julie Smith
Tia Castille
Ana RUBBO
Christina Macbeth
John Kelner
Roberto Marcelo Candia
Frank Poppish
Kathy Yoon Lee
Frank Poppish
Margaret A Sullivan
Curtis Callaway
Kathy Yoon Lee
John Hoogesteger
Benjamin Everhart
Khalid Al-Sulaiti
Quan Vuong
Radha Parameshwarappa
Gary and Leila Nelson
Hannah Honegger
Reynaldo Jope
David Uher
Julie Gauze
Donald A Foor Jr
Andre Harrell
David Uher
Sean Stobart
John Wesley Vanaman
Andre Harrell
Christopher Powell
Victor Triplett
David Uher
Sabrina Molund
Donald Krayeski
Shannon Boven Glorioso
Tawana Greene
Richard Floody
K Clayton
Jerry Francisco Benzl
Dan Politano
Steven Winston
David Burman
Doug Pottle
Kenneth Hill
Lucan Reyes
Felicia R Ingram
David Burman
Lionel Buhler
Linda B Dugan
Russell Mu
Ralph Jacoy
Richard Floody
Venicia Wilson
Sue Lee
Gary Ostrander
Crystal Klingelsmith
Cecilia Orona Rodriguez
Kelley Bee
Stephen William WALLS
Theresa Strain
Gerzy Greedge Payima
James Vickers
Phil Brents
Erick L Burgess
Joseph P Crotty
David Anderson
Timothy Turc
Doug Parks
Timothy SCHOLL
Brian Woods
Jennifer Erickson
William Rivera
Scott Blandford
Harold O. Batson Jr
Christina Macbeth
Ronald Allen
M S
Joseph Dindinger
Melissa Adams
Alec Amaya
Raylan Jennings
Thomas Braxton
Michael A Krenesky
Billy Brown
Melvin Harrison
Edmund Ferris
Scott Leibold
Edward Kelly Medlock
Jamie O'Connell
Jason DeVinney
Patrick Smith
Anna Winters
Joao Esteves Gemal
Chris Grimes
J. Arthur Davis III
Chere Wood
Tony Shanks
Regina Rodriguez
Sharonda Muwwakkil
Scott Smith
Kenny Sammut
Lisa Kahn
Chelsea Maureen Brown
Gratien YEHOUN
Andrew Lee Rutherford
Bridgett Williams
Scott Leibold
Edward Kelly Medlock
Amy Hucke
Patricia Buxton Wood
Michael Martin
Patrick Smith
Khalid Al-Sulaiti
Prosper Jeanphilippe
Curtis Callaway
Joseph P Crotty
Margaret A Sullivan
Mark Johnson
Kathy Yoon Lee
Prosper Jeanphilippe
Benjamin Everhart
Khalid Al-Sulaiti
Quan Vuong
Radha Parameshwarappa
Cody Heisinger
Kenneth Stewart, D.O.
Gladys Chisholm
Mike Will
Dave Hall
Bruce Pettibone
Jessica Hutson
Dave Dever
Frederick Crawford
John Wesley Vanaman
Dave Dever
Bruce Pettibone
Victor Triplett
David Uher
Benjamin Charbit
Kimberly Hill
Eric Bishop
Jeff House
Chris Edgar
Frank Priefler
Vera Sanchez
Joanem Michel
Liz T
Ruben Sandoval
Ervin Parson
Adam Ditcher
Diana MacNeill Wegner
John Harty Brandenburg
Christina M Smith
Zorina Alliata
Tiffany Hanks
Larry Parker
Patrick Minderler
John Harty Brandenburg
Gary Ostrander
Luis Sotolongo
Gary Ostrander
Russell Mu
Cecilia Orona Rodriguez
Venicia Wilson
Avon Brown
Patrick Sanaghan
Meiko S Patton
Jonathan Cherwa
Teddy Phillips
Mark Weaver
Matthew Sumpter
Gilbert Traub
Jose Renato Haas Ornelas
Brian Lallement
Hieu Nguyen
Arin Katzer
Dennis FORREST
Teresa A. Moore
Ryan Sagers
Mary F-O
Salvador Mejia
Michelle Pauley
Ron Good
Margaret A Sullivan
Joe Cron
Matthew Conkling
Amy Piper
Görkem SUSANTEZ
Kevin LaFlam
Emma Radovich
Annette Gioe
Mark Johnson
Brad Dancer
Julie Smith
Patricia Buxton Wood
Andrew Lee Rutherford
Bethany Greutman
Michael A Krenesky
Jennifer Reed
Michael Petrovsky
Nova Smith
Regina Rodriguez
Joseph B Pierre
Walter R Bartram
Margaret A Sullivan
Robert Bonsall
Brett Beuch
Annette Gioe
J. Arthur Davis III
Jonathan Andrew Lowe
Eric Pfitzenmaier
Quan Vuong
Joao Esteves Gemal
Brad Dancer
Valerie Notess
Lamar Johnson
Jared Vega
Brian Nettles
Kenny Sammut
Benjamin Everhart
Joseph P Crotty
Teresa A. Moore
Roberto Marcelo Candia
Mark Johnson
Joseph P Crotty
Prosper Jeanphilippe
Benjamin Everhart
Kenny Sammut
Quan Vuong
Radha Parameshwarappa
Elizabeth Ballard
Warren Sander
John Wesley Vanaman
Lory Lamkin
Boniface, IZEJI
Tammy La Soya
Gwendolyn Sanders
Bruce Pettibone
Andre Harrell
Dione Willis
Dave Dever
Bruce Pettibone
Victor Triplett
David Uher
Venicia Wilson
Fernando Lazo
Ryan Reece
Martha E. Miller
Jennifer Palmer
Stephen Paul Jordan
Kandi Clark
Patrick Fertitta
Jennifer Kortright
Ralph Jacoy
Tiffany Hanks
Tommy J Parrish
Sean Clayton
Lionel Buhler
Adam Ditcher
Rebecca Boster
Diana MacNeill Wegner
Ervin Parson
Martha E. Miller
Sue Lee
Crystal Klingelsmith
Christina M Smith
Gary Ostrander
Russell Mu
Richard Floody
Venicia Wilson
Brian Hooper
Carl Hills
Gerzy Greedge Payima
Hugo Rodrigues
Shawn Anderson
James Charleston II
Marilynn Peet
Kristy Greutman
Michael Lynch
Esther Driscoll
Mary Notess
Donavon Lofters
Marni Sullivan
Joseph Anthony
Roger And Shirley Duerks...
Jennifer Zimmerman
Steven Brevett
David Lover
Michael Lee
Renee Roy
Wanda Wilson
John Studenka
Chris RAMEY
Robert Shields
Genevieve Hill
David Arabyan
Susan Lasky
Susan Parker
Lassame Daovongsa
Mike Jansen
Tia Castille
Bridgett Williams
Kenneth Sammut
Jose Estrada
John Kelner
Brad Martone
Chelsea Maureen Brown
Waru Ware Bey
John Palmer
Sharon Watts
Roberto Marcelo Candia
Melvin Harrison
Chere Wood
Radha Parameshwarappa
Michael Petrovsky
Lassame Daovongsa
Kevin Welch
Kimberly Zimmerman
John Hoogesteger
Frank Poppish
Carina Martin
Benjamin Everhart
Jason DeVinney
Lucille Faciane
Radha Parameshwarappa
Teresa A. Moore
Frank Poppish
Kathy Yoon Lee
Roberto Marcelo Candia
Teresa A. Moore
Joseph P Crotty
Benjamin Everhart
Benjamin Everhart
Kenny Sammut
Quan Vuong
Dwayne Jackson
Kenny Sammut
Frederick Crawford
William F. Coleman, III
Dave Dever
Chakrapani Innamuri
Kenny Sammut
Sean Stobart
Sean Stobart
Dione Willis
Dave Dever
Bruce Pettibone
Victor Triplett
David Uher
Dan Denning
Ryan Montgomery
Katherine Rambeck
Sam Hutton
Talanda Williams
Allen Hallowell
Sue Lee
Ade Lord
Kevin M Green
Jodie Lea Anders
Adam Cain
Beth Werner
Rebecca Boster
Patrick Minderler
Kenneth Hill
Felicia R Ingram
Melody Schoenfeld
Doug Pottle
Ruben Sandoval
Luis Sotolongo
Russell Mu
Cecilia Orona Rodriguez
Richard Floody
Russell Mu
Richard Floody
Venicia Wilson
hrilina llc
James Vickers
Meiko S Patton
Alberto Guerrero
William Johnson, IV
Victor Piagneri
Russell Damphousse
June Kashiwada
Dawnita Munshaw
Michael Baker
John R Schroeder
Jason P Kemp
Shannon Quarles
Peter Banos
Ellen Gray
Brian Anderson
An Janette Harris
Renee Varin Potratz
Ronald D Campbell II
Melissa Mohamed
Demetrio Campos
Perri Gillon
Alyce Garfman
Taylor Bagwell
Ryan Fortier
Sharon Watts
Carina Martin
Brett Beuch
Elizabeth Kraus
Scott Smith
Ana RUBBO
Matthew Rostermundt
David Anderson
Curtis Callaway
Eric Pfitzenmaier
Mario M Teel Jr.
Cynthia Brinkman
Greg Vanhoose
Mamerto Suico
Jennifer Reed
Amber Williams
Brad Martone
Greg Vanhoose
Waru Ware Bey
Chris Grimes
David Long
Walter C. Sladek II
Michelle Pauley
Tony Shanks
Prosper Jeanphilippe
Laura Blair
Joseph Yawe
Kenneth Sammut
Curtis Callaway
Anita Wilson
Michael Martin
Joseph P Crotty
Margaret A Sullivan
Roberto Marcelo Candia
Teresa A. Moore
John Hoogesteger
Benjamin Everhart
Khalid Al-Sulaiti
Kenny Sammut
Quan Vuong
Gwendolyn Sanders
Christine Speedy
Danny Mathis
Johnny Linebarger
Jeanette Williams
Sean Stobart
John Wesley Vanaman
Frederick Crawford
Sean Stobart
Frederick Crawford
Dave Dever
Bruce Pettibone
Victor Triplett
La Rond Johnson
Vittorio P. Antonacci
Ana M Araujo
Andrew Smith
Donna Allinger
Guy Walters
Antoine Ambrose
Jeffrey Metzger
Michael Beers
Crystal Klingelsmith
Jamarcus James Davis
Linda B Dugan
Mary Alice Miller
Luis Sotolongo
Beth Werner
Jamarcus James Davis
Sandra Gawaran
Alwin Alexander John
Jodie Lea Anders
Rebecca Linton
Tommy J Parrish
Kelley Bee
Christina M Smith
Christina M Smith
Russell Mu
Richard Floody
Venicia Wilson
Vivianne Israel
Jonathan Cherwa
Carl Hills
Jose Estrada
Chris Kelle
Melvin Harrison
Barbara Price
Karen Streeter
Charles Crain
Christopher Isensee
Sebastian Anderson
Julie Wong
Gary Katelansky
Jesse Spears
Patricia Lucarelli
Stephen Zafros
Nathaniel Magnuson
Terralee Michele Thornhill
James Sharp
Jonathan Wayne Greener
Alexandre Thivierge
Shamus D Harmon
Kamele Maxwell
James M Pendergraph
Sharonda Muwwakkil
Lisa Kahn
Herman Hartman
Amy Hucke
Lamar Johnson
Elizabeth W
Nils Claudio Sierck
Angela B
Walter C. Sladek II
Joseph Yawe
Mamerto Suico
Michelle Pauley
Frederick Gerard Robbe III
Jared Vega
Colleen Bauer
Nils Claudio Sierck
Jose Estrada
Phillip Simone
Mario M Teel Jr.
George Lofgren
Anna Winters
David Arabyan
Anita Wilson
Edmund Ferris
Shane Austin
Bethany Greutman
Alvin Smallwood
Teresa A. Moore
Mark Johnson
Joseph P Crotty
Quan Vuong
Jared Vega
Teresa A. Moore
Margaret A Sullivan
Roberto Marcelo Candia
Frank Poppish
John Hoogesteger
Benjamin Everhart
Khalid Al-Sulaiti
Kenny Sammut
Radha Parameshwarappa
Anthony McClary
Daniel Luna
Meredith Webb
Mirko Turrina
Cheryl L. Badgett
La Rond Johnson
Frederick Crawford
Andre Harrell
John Wesley Vanaman
Frederick Crawford
La Rond Johnson
Gwendolyn Sanders
Kenny Sammut
La Rond Johnson
Javier Manzano
Glenn Springman
Danny Bartlett
Nina Rossetti
Heath Edward James Dur...
Jandjr Happy
Dee P
Paul Regalia
Alwin Alexander John
Melody Schoenfeld
Martha E. Miller
Love Cureton
Sandra Gawaran
Cecilia Orona Rodriguez
Nina Rossetti
Sean Clayton
Gary Ostrander
Mary Alice Miller
Kelley Bee
Cecilia Orona Rodriguez
Richard Floody
Gary Ostrander
Christina M Smith
Russell Mu
Kelley Bee
Venicia Wilson
Nikki WILLIAMS
Lucas Lee
Oliver Ray Reed
Nalini Durgana
Wesley Kotcher
Debbie Pryse
Angelica Petersen
Craig Lombardi
Matthew Antill
Pamela Howley
Nancy Marie
Derek MARTIN
David Wimmer
Mary S Beight
Glen Zimmerman
Gina M Hendershot
Eric Schaefer
Caleb Flores
Dionne Tennant
Mario Rice
Kenneth Sammut
Traci Murdock
Tad Halladay
Rajil Jain
Colleen Bauer
Valerie Notess
Liz Taylor
Christina Macbeth
Jonathan Andrew Lowe
Katrina Sandeen
Phillip Simone
Michelle Harding
Tim Hsu
Brian Nettles
John Palmer
Shane Austin
Michael Martin
Amber Williams
Billy Brown
Elizabeth Kraus
Michael A Krenesky
Liz Taylor
Tim Hsu
Frederick Gerard Robbe III
Miguel Mas
Nova Smith
David Anderson
Mike Jansen
Matthew Rostermundt
Jamie O'Connell
Michelle Harding
Teddy Phillips
Kathy Yoon Lee
Margaret A Sullivan
John Hoogesteger
Mark Johnson
Kathy Yoon Lee
Margaret A Sullivan
Curtis Callaway
Frank Poppish
John Hoogesteger
Benjamin Everhart
Khalid Al-Sulaiti
Kenny Sammut
Radha Parameshwarappa

# Thank You!

## From the Calculated Sequels Team









**John J. Lee, Jr.**
Founder | CEO | Producer

**Stephen Wollwerth**
Founder | Executive Vice President | Producer

**Jason Brents**
Founder | President | Producer



**Tay Centineo**
Vice President of Development

*Tay oversees all things development for OneDoor Studios, and has a passion for finding stories with fresh perspectives on humanity. She most recently served as the development executive at Roland Emmerich's Centropolis prior to OneDoor Studios.*



**Thomas Elisher**
Project Manager

*Thomas has several years of high-level project management experience developing tools and standard operating procedures to maintain the scope, schedule, and budget for dozens of concurrent projects.*



**Jill Stutzman**
Office Manager

*With 18+ years of experience in administrative and customer service roles, Jill is the consummate project manager. She excels at managing schedules and focusing on details, and she does it all with determination and a professional, positive attitude.*



**David Limon**
Development Assistant

*With an extensive background in the entertainment industry both in front of and behind camera, David returns to development at One Door Studios with a fervor for meaningful projects and a passion for discovering fresh, untold stories.*



**Gary Ostrander**

# Details

## The Board of Directors

None.

## Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Jason Brents | COO | 2018 |
| Stephen Wollwerth | CCO | 2020 |
| John J. Lee, Jr. | CEO | 2018 |

## Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| One Door Studios, LLC | 1 Membership Interest (Simple Little Stories LLC (John Lee), 3 Gates Films LLC (Stephen Wollwerth), and Lady of the Lake Studios (Jason Brents) each own ⅓ of One Door Studios) | 100.0% |

## Past Equity Fundraises

| DATE | AMOUNT | SECURITY | EXEMPTION |
|---|---|---|---|
| 08/2022 | $942,461 | | 4(a)(6) |

*The use of proceeds is to fund general operations.*

## Outstanding Debts

None.

## Related Party Transactions

None.

## Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Class A Profits Units | 150,000 | 0 | No |
| Class Cf Profits Units | 9,424 | 9,424 | No |
| Membership Units | 1 | 1 | Yes |

SECURITIES RESERVED FOR

ISSUANCE UPON EXERCISE OR CONVERSION

| | |
|---|---|
| Warrants: | 0 |
| Options: | 0 |

## Risks

The film and television industry is complex, dynamic and highly competitive. Negotiating with major motion picture directors and performing talent is a sophisticated process. Obtaining a position for a film project on the theatrical, streaming and/or television network distributor release schedules in a "major territory" is logistically challenging and involves competition with many other projects. Negotiating production-incentive relationships, brand relationships, ancillary rights, international licensing and pre-sales of a film project, qualifying a project for production completion bonds, and "banking" a project's respective licenses and contracts are complex processes that are unpredictable and highly reliant on the expertise and personal relationships of our key personnel.

The Company was only recently formed, so has limited operating history that prospective investors can use to evaluate our performance. Though our executives have previously developed other film and television projects, each project is unique and their past performance is not necessarily indicative of future results for different projects. Moreover, the lack of a "track record" in the entertainment industry for the Company itself could pose additional obstacles to our business.

OneDoor Studios Entertainment Properties, LLC ("1DSEP"), owns rights to various intellectual property ("IP") within the media and entertainment industry. As a Master series limited liability company IDSEP forms individual series, under Delaware law, to develop and exercise specific intellectual property rights, such as the Calculated Sequels films, within the OneDoor Studios Entertainment Properties LLC Series Calculated Sequels Series, a Delaware series limited liability company ("SCS"), which is the Company that's raising funds in this offering. Investors have the opportunity to invest in particular film IP with 1DSEP to create and develop such film IP according to the business plan and participate as a Profits interest unit holder, and specifically here, in SCS and its Calculated Sequels films.

Investors will receive Profits Units in Series Calculated Sequels in exchange for their investment. As a "Profits Member" investors will not have any voting rights and will not be entitled to participate in the operation of Series Calculated Sequels.

Investors will be investing in OneDoor Studios Entertainment Properties LLC Series Calculated Sequels ("Series Calculated Sequels"), a registered series of OneDoor Studios Entertainment Properties LLC. Series Calculated Sequels will only participate in the development and production of the CALCULATED SEQUELS and, therefore, investment in Series Calculated Sequels will not entitle an investor to obtain an interest in, or receive a benefit from, any other project or film properties owned, developed, or produced by OneDoor Studios Entertainment Properties LLC or any of its other affiliated entities.

Though the global pandemic of COVID 19 continues to present the film industry with serious and tangible challenges, IT SHOULD HAVE LITTLE OR NO ADVERSE AFFECT ON CALCULATED SEQUEL'S DEVELOPMENT. It is possible that another outbreak could slow or stop the production of CALCULATED SEQUELS for unknown periods of time. This may adversely affect the producing team's ability to complete the production. Likewise, a theatrical release may not be possible given the potential global shut down of theaters were there another outbreak.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The investment agreement that investors must sign to purchase units in this offering requires that disputes be submitted to binding arbitration and that investors waive their rights to a jury trial and to participate in a class action. These provisions could result in less favorable outcomes to a plaintiff-investor involved any such action.

With limited exceptions, an investor may not sell, transfer, assign, pledge or otherwise dispose of or encumber any of the units purchased in this offering, or any right or interest therein, whether voluntarily or by operation of law or by gift or otherwise, without the consent of the Company. The units sold in this offering are subject to a minimum one-year holding period under federal securities law. The units are also subject to a "right of first refusal" in favor of the Company, which could have the effect of suppressing their market price. There is no secondary market for the units sold in this offering, and none is expected to develop. Thus, investors will not be able to liquidate their investment in the event of an emergency or for any other reason or rely on their units as collateral for a loan and must be prepared to bear the risk of their investment for an indefinite period of time.

We have indemnified our officers and directors, to the fullest extent permitted by law, from liability for actions (and omissions) taken (or not taken) in good faith and reasonably believed to be in the best interest of the Company. Thus, investors may have a more limited right of action than they would have had in the absence of such indemnification agreements and, if successful, damages may ultimately be paid by the Company itself.

All management authority of the Company is vested in our officers, who are appointed by our management directors and act in accordance with their strategic guidance and decision-making. Both before and after the conclusion of this offering, the sole holder of our units is One Door Studios, LLC, the managers of which are also the officers and directors of the Company.

Neither this offering nor the units being offered have been registered under the securities laws of the United States or the laws of any state or foreign jurisdiction, and no government agency or regulator has recommended or approved any investment in the units.

We may incur major losses in the event of certain macroeconomic or other extraordinary events, which may affect markets and consumer behavior in ways that are unexpected, unprecedented or inconsistent with historical trends or results.

The commercial success of any film project depends on the relative quality and market acceptance of other competing media content released at or near the same time, the availability of alternative forms of entertainment and leisure activities, general economic conditions at the time and other tangible and intangible factors, all of which are subject to change and generally cannot be predicted in advance.

The commercial success of a film project depends on obtaining a distribution agreement with a distributor for that project. Distributors considering such an arrangement will conduct their own internal "greenlight" study of the project, and there is no guarantee distributors will concur with our own determinations regarding estimates, projections, outlook, etc. for our projects.

We intend to sell our developed projects to production companies, which depends upon our ability to obtain the financing necessary for the production companies to purchase our developed projects. Moreover, our share of future income from the exploitation of each of our projects may vary substantially from our projections. While we believe such estimates and projections are reasonable, no assurance can be given that we will succeed in obtaining the projected results, and there is no guarantee that, even if produced, a film project will ultimately generate any net profits.

We may seek debt financing to manage our cash flow or accelerate the development of one or more of our projects. If such debt is secured by rights to a film project and we are unable to meet our obligations under the financing arrangements, the secured party may be able to foreclose on its rights to that project or we may be forced to dispose of the project prematurely. These occurrences could force us to record substantial losses.

We may require additional financing, beyond the amounts raised in this offering, to complete development of our film projects. There can be no assurance that such additional financing, if required, will be available to us.

The development and production of film and television projects can take several years or more. A significant amount of time may elapse between the expenditure of funds by the Company in development of our projects and the receipt of revenue from their distribution. Other investment opportunities may offer greater returns after discounting for time. The likelihood of experiencing other risks described herein could increase the longer it takes to develop our projects.

Other, larger film and television development and production companies are able to partially reduce their risk of incurring operating losses by simultaneously developing numerous projects that span multiple genres, audiences, markets and platforms. We only have the rights to, and currently only intend to develop, six film projects. This concentration makes us more susceptible overall to the risk of loss if a particular project is unsuccessful. In order to be profitable, we believe that we must successfully develop at least two of our six projects.

Our success in achieving our objectives depends on the value of other entertainment media that is comparable to our film projects (primarily theatrically-released films, streaming video and home media, and cable and network television) in the U.S. and major international territories. If the value of comparable entertainment media decreases relative to current market values, we may not be profitable. Compounding this risk, in order for one of our film projects to generate income, it must obtain production financing, which is generally secured by production incentive programs, brand relationships, pre-sold ancillary and theatrical licensing agreements and the value of unsold international territories. Decreases in the market value of these items may raise the cost of such financing or even preclude us from obtaining such funding, in which case we may not be profitable.

Motion picture, streaming and television content development, production and distribution are highly competitive. Our primary market competitors are "major" film studios, numerous independent motion picture, streaming and television production companies, television networks and subscription-based television services, all which will compete with us for the acquisition of literary properties, the services of writers, performing artists, directors, producers and other creative and technical personnel, and production financing. Many of these competitors have significantly greater financial and other resources than the Company. For any of our film projects, it is possible that the unique writing, acting or directing talent necessary for such project may be unavailable or that we may be unable to successfully negotiate for the services of such personnel.

Risk is inherent in all investing. No guarantee or representation is made that our business will be successful and there is no assurance that we will be able to realize any revenue. All business conducted by the Company risks the loss of capital. As is true of any investment, there is a risk that an investment in the Company will be lost in whole or part.

Our operations substantially depend upon the skill, judgment and expertise of our small management team. In the event of the death, disability, or departure of one of our key personnel, our business could be adversely affected. Our executives will devote such time and effort as they deem necessary for the efficient conduct of our business; however, they may be involved with other entertainment production activities from time to time and may not devote all of their time to the business of the Company.

Our financial success is dependent on a number of factors both within and beyond our control. The market appeal and profitability of each of our film projects depends upon the creation of compelling campaigns, the purchase of adequate advertising saturation, the execution of social media campaigns and acceptance by audiences and critics, all of which require skills and none of which can be delivered with certainty. Only a small percentage of film and television projects are ever distributed, and even those projects which are distributed are not always profitable. Any project that we develop, whether alone or in conjunction with the other projects, may not generate sufficient revenues from its distribution and other exploitation to generate a profit or repay development expenses. It is possible we could incur significant development and operating costs with respect to a project without ever reaching a sale and/or distribution agreement for that project.

We depend on outside entertainment talent providers, who may or may not have yet been engaged by us, and who generally will not be officers or employees of the Company. Though we maintain relationships with a broad array of industry veterans, the loss of any independent talent providers, particularly members of the development team, could adversely affect our ability to conduct our operations and realize our projections.

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the

Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

## Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[?];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.


## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

These are examples and would need to be tailored to the particular instrument offered. This should be used as a guide only. It is important that you accurately describe your current and planned valuation methods and include all information that would be material to investors with respect to their decision to invest in the securities you are offering, and that you do not omit any information that would cause the included information to be false or misleading.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;

- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common units;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

OneDoor Studios Entertainment Properties LLC Series Calculated Sequels

- Delaware Limited Liability Company
- Organized December 2021
- 8 employees

4320 Modoc Rd.
Suite F
Santa Barbara CA 93110

http://www.onedoorstudios.com

## Business Description

Refer to the Calculated Sequels profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

Calculated Sequels is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.